UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

As previously disclosed, on December 29, 2023, Prestige Wealth Inc. (the “Company”) held its 2023 Extraordinary General Meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions: (i) the increase of the Company’s authorized share capital from US$100,000 divided into 160,000,000 ordinary shares of par value US$0.000625 each, to US$1,000,000 divided into 1,600,000,000 ordinary shares of par value US$0.000625 each (the “Ordinary Shares”); (ii) the re-designation and re-classification of shares of the Company that: (a) the currently issued 9,150,000 Ordinary Shares be and are re-designated and re-classified into Class A ordinary shares of par value US$0.000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (b) the remaining authorized but unissued Ordinary Shares be and are re-designated and re-classified into (i) 1,430,850,000 Class A Ordinary Shares on a one for one basis and (ii) 160,000,000 Class B ordinary shares of par value US$0.000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis; and (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”).

On January 19, 2024, the Company filed the Second M&AA with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on February 1, 2024, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “PWM” and under the CUSIP Number of G7244A119.

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Second Amended and Restated Memorandum and Articles of Association of Prestige Wealth Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: February 1, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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